

Public Company Ticker Symbol: LFER

Disclaimer

IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING

The information contained in this presentation has been prepared by Life On Earth Inc. ("Life On Earth" or "the Company") and contains information pertaining to the business, operations, assets and prospects of the Company. The information contained in this presentation (a) is provided as at the date hereof and is subject to change without notice, (b) does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company, and (c) is not to be considered as a recommendation by the Company that any person make an investment in Life On Earth. Other than as may be required by applicable laws, the Company is under no obligation to update any information included in this presentation. An investment in the securities of the Company is speculative and involves a number of risks.
Other than as may be authorized by the Company upon request, this presentation may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this presentation in whole or in part is unauthorized. The Company takes no responsibility for, and provides no assurance as to the reliability of, any information that others may give readers of this presentation.

FORWARD-LOOKING INFORMATION AND RISK ACKNOWLEDGEMENTS

This document contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking information") with respect to the Company, including, but not limited to: information concerning the completion and timing of the completion of contemplated acquisitions, expectations regarding whether the contemplated acquisitions will be consummated, including whether conditions to the consummation of the proposed acquisitions will be satisfied and whether the proposed acquisitions will be completed on the current terms, the timing for completing the proposed acquisitions, expectations for the effects of the proposed acquisitions, including the potential number and location of factories and stores or licenses therefor to be acquired and markets to be entered into by the Company as a result of completing such proposed acquisitions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed acquisitions, the ability of the Company to successfully achieve its business objectives as a result of completing the contemplated acquisitions, targeted performance metrics set forth on the "Target Store Economics" slide and the revenue targets set forth on the "Investor Highlights" slide, estimates of future cultivation, manufacturing and extraction capacity, estimates of future revenue (and the method by which such future revenue is generated), store related forecasts, including as to number of planned stores to be opened in the future, information as to the development and distribution of the Company's brands and products, information as to the development and implementation of the Company's customer rewards program, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, financial position, operational or financial performance or achievements. Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, financial position, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, financial position, performance or achievements expressed or implied by such forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", will", "projects", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events, results or conditions "may", "could", "would", "might" or "will" be taken, occur or be achieved. Except for statements of historical fact, information contained herein constitutes forward-looking information.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; and the availability of third party service providers and other inputs for the Company's operations. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, financial position, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, financial position, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the ability to consummate the proposed acquisitions; the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions to the consummation of the proposed acquisitions on the proposed terms and schedule; the potential impact of the announcement or consummation of the proposed acquisitions on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the diversion of management time on the proposed acquisitions; risks relating to cannabis being illegal under US federal law and risks of federal enforcement actions related to cannabis; negative changes in the political environment or in the regulation of cannabis and the Company's business; risks relating to lack of banking providers and characterization of the Company's revenue as proceeds of crime as a result of anti-money laundering laws and regulation; the costs of compliance with and the risk of liability being imposed under the laws the Company operates under including environmental regulations; negative shifts in public opinion and perception of the cannabis industry and cannabis consumption; risks that service providers may suspend or withdraw services; the limited operating history of the Company; reliance on the expertise and judgement of senior management of the Company; increasing competition in the industry; risks related to financing activities, including leverage; risks related to the management of growth; increased costs related to the Company becoming a publicly traded company; risks inherent in an agricultural business; adverse agricultural conditions impacting cannabis yields; risks relating to rising energy costs; risks of product liability and other safety related liability as a result of usage of the Company's cannabis products; negative future research regarding safety and efficacy of cannabis and cannabis derived products; risk of shortages of or price increases in key inputs, suppliers and skilled labor; a lack of reliable data on the medical and adult-use cannabis industry; loss of intellectual property rights or protections; cybersecurity risks; constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risk of litigation; conflicts of interest; compliance with extensive government regulation; changes in general economic, business and political conditions, including changes in the financial markets; as well as those risk factors discussed in the Company's Listing Statement and discussed in the Company's other public filings available. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is provided and made as of the date of this presentation and Life On Earth does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.

MARKET DATA AND INDUSTRY FORECASTS

Market data and industry forecasts used in this presentation were obtained from government or other industry publications, various publicly available sources or based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which the Company operates. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes that these sources are generally reliable, the accuracy and completeness of such information is not guaranteed and have not been independently verified by the Company and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also " Forward-Looking Information and Risk Acknowledgments".

CURRENCY

All references to $ or "dollar" in this presentation are references to USD, unless otherwise indicated.

Microsoft's big email HACK: What happened, who did it, and why it matters!

Published on Tuesday March 9, 2021 6:20 PM EST

- On March 2, Microsoft said there were vulnerabilities in its Exchange Server mail and calendar software for corporate and government data centers. The vulnerabilities go back 10 years and have been exploited by hackers at least since January.
- The group, which Microsoft has dubbed Hafnium, has aimed to gain information from defense contractors, schools and other entities in the U.S., according to a blog post by Microsoft VP Tom Burt.
- The hack could lead companies to spend more on security software and adopting cloud-based email instead of running their own email servers in-house.

https://www.cnbc.com/2021/03/09/microsoft-exchange-hack-explained.html

THE EXPLOSION OF "THINGS"

Alerts and Warnings:

- ❑ FBI warns of security issues with smart TVs. October 2019
- ❑ Cyber attacks On IoT Devices Surge 300% In 2019 September 2019
- ❑ Microsoft warns of hacker group targeting IoT devices. August 2019

The Problems Are:

- ❑ >40% of IoT networks have experienced breaches costing enterprises $100s of millions.
- ❑ Centralized security is not suitable for IoT.





Unmanaged and IoT

- VOIPs
- Switches
- Printers
- Point of Sale
- Medical Devices
- Manufacturing
- Smart TVs
- Smart HVAC
- Smart Lighting
- Security Cameras
- Access Points
- Badge Readers

BYOD (PC & Mobile)

- Smartphones
- Tablets
- Laptops

Traditional Enterprise

- Web
- PCs
- Servers

Challenges in IoT based Business Solutions



Visibility and Data Consolidation



Data Security, Fraud and Theft



Tracking , Transparency and Trust



Transparency on Compliance



Real -Time Issue Resolution



Inefficient Bill of Lading Process

Market Intelligence: Gartner, IDC, Mordor

Top Strategic Technology Trends:

- Privacy-enhancing computation – aka Compliance

- Technologies that protect data

- Enable secure data processing and data analytics

- With the development of wireless networking technologies, the emergence of advanced data analytics, a reduction in the cost of connected devices, an increase in cloud platform adoption, the market is expected to grow at a positive rate."

Market forecast (*):

- (Gartner)Enterprise and automotive Internet of Things (IoT) market will grow to 5.8 billion endpoints in 2020, a 21% increase from 2019.

- (IDC) WW IoT spending growing 8.2% YoY to $742 billion in 2020. Expects global IoT spending in double-digit growth rates in 2021 and achieve a compound annual growth rate (CAGR) of 11.3% over the 2020-2024 forecast period.

- (Mordor Intelligence) The global IoT market is expected to reach a value of USD 1,386.06 billion by 2026 from USD 761.4 billion in 2020 at a CAGR of 10.53%, during the period 2021-2026.

* **Sources:** https://www.gartner.com/en/newsroom/press-releases/2019-08-29-gartner-says-5-8-billion-enterprise-and-automotive-io/
https://informationmatters.net/internet-of-things-statistics/
https://www.mordorintelligence.com/industry-reports/internet-of-things-moving-towards-a-smarter-tomorrow-market-industry/

SmartAxiom Leadership Team



Mahmood Khan, CEO

Mahmood Khan is an entrepreneur with multiple software technology startups in his past 30 plus years. Mahmood has led strategy, sales and marketing, solution implementations, and customer success operations. His passion is technologies and simplifying complexities using data & software intelligence to create value.



Amit Biyani, CEO/Founder

Amit has over 20 years of business and tech experience in big data, embedded system engineering, analytics and virtual reality, including work with Broadcom, DIRECTV, Intel, Motorola, and Verizon. He holds a BS in Computer Technology, an MBA, and a certification in embedded engineering.



Gunjan Karun, CTO/Co-Founder

Gunjan is a software engineer and manager with over 20 years of experience, including work building high-volume cloud, web, and mobile apps. He has extensive expertise managing distributed development teams with companies like Tata Consultancy Services and as an entrepreneur.



Pankaj Shrivastava, VP Engineering

A semiconductor industry veteran, Pankaj spent several years defining MCU architecture and firmware development at leading companies including NXP and Philips. Following that he worked in a startup building network management cloud software for data centers. He holds several patents in the areas of MCU and embedded memory protection.



Our Vision

To CHANGE the way the enterprise business data is secured, managed and visualized.

Our Mission

To enable Secure, Smart, Compliant and Maintainable enterprise business solutions by rapidly growing our patented Cloud based software and technologies.

Our Business Solution Focus



Our enterprise business solution focus is on fast emerging technologies that include IoT (driven by 5G, data analytics & AI), end-to-end devices and data security, enterprise legacy software modernization, personal data and privacy compliance, enterprise software maintenance and governance.

SmartAxiom IoT Solutions

- ❑ Supply Chain Management
- ❑ Smart Buildings
- ❑ Warehouse and Asset Management
- ❑ Industrial IoT
- ❑ Rapid innovation services

- ✓ Bullet proof end-to-end IoT device security
- ✓ Comprehensive Cloud based Management View
- ✓ Rapid Innovation
- ✓ Fantastic ROI (300%+)

SmartAxiom Solution Architecture



Beachhead

BlockLock

Tenacious

Blockchain Extends to Trackers

Embedded Blockchain at Edge

Cloud Enterprise Ledger



Customers & Solutions Under Trials

Logistics & Supply Chain

Globe Teleservices

boa

Smart Building

NuLEDs Lighting Over IP

Hewlett Packard Enterprise

cisco

xerox

VOLVO

IoT MCU and WiFi Controller

RENESAS

NXP

Gateways

intel

MARVELL

Industrial IoT and Smart Factory

TOYOTA

In-Car-Security

mazda

IoT Cloud: aws, Microsoft Azure, IBM HYPERLEDGER

*"If every IoT device could be an entry point for hackers, what happens when you add tens of thousands of Internet-connected devices to your corporate network? We're excited to be working with **SmartAxiom** because their mission is to solve this problem by making IoT safer."*

Niraj Kadakia, IBM Global Business Development & Sales Executive, Embedded Analytics

SmartAxiom Intellectual Property

Published Patents for IoT Security Technologies

Patent Title	Benefits	Patent Number
System and Method For IoT Security	Decentralized & Distributed Autonomous IoT Security	2019/0036906
Systems and methods for Managing and Securing a Distributed ledger for a Decentralized p2p network	Embedded lite distributed ledger is compact and responsive	2019/0253434
System and Methods for a Blockchain Multichain Smart Contract Time Envelope	Time Sync protocol among devices and sensors	2019/0273623

Future Strategic IP:

- Security protocol, Device authentication and identity using blockchain

- Grouping mechanism to enable a scalable peer-to-peer blockchain

- Agile and autonomous commission and decommission functionality

Competition

Critical Functions & Features	SmartAxiom	Mocana	Device Authority	Xage	Atonomy
Zero Trust framework	✓	✗	✗	✗	✗
Device Authentication	✓	✓	✓	✓	✓
Transaction Approval	✓	✗	✗	✗	✗
Low latency	✓	✗	✗	✗	✗
Redundant & Reliable	✓	✗	✗	✓	✓
Scalable: No certificates & provisioning keys	✓	✗	✗	✓	✓
Trust Low Cost or Mobile Endpoints	✓	✗	✗	✗	✗
Reduces cloud fees	✓	✗	✗	✗	✗

Penetratable Market Size

Fast growing WW IoT based Solution Opportunity



Source: Gartner 2020 Report



Source: IDC, IoT Spend Growth, 6/2020 Report

Gartner: Worldwide IT spending is projected to total $3.8 trillion in 2021, an increase of 4% from 2020.

Thank You!

Life On Earth, Inc.
575 Lexington Ave
4th Floor
New York, NY 10022



CONTACT

info@lifeonearthinc.com

Ticker: LFER